Exhibit 21.1

List of subsidiaries of Polibeli Group Ltd

No.	Subsidiaries	Place of incorporation
1	Tianxingyun International Trade Pte. Ltd.	Singapore
2	Tian Xing Cloud (Singapore) Supply Chain Pte. Ltd.	Singapore
3	Tian Xing Cloud (America) Supply Chain Ltd	U.S.
4	Tian Xing Cloud (France) Supply Chain	France
5	Tian Xing Cloud Supply Chain Korea Ltd	Korea
6	Tianxing Cloud (Italy) Supply Chain Srl	Italy
7	PT Tian Xing Cloud Supply Chain Indonesia	Indonesia
8	PT Innovative Cloud Indonesia	Indonesia
9	PT Ezmart Electronic Commerce Indonesia	Indonesia
10	PT Xingyunindo Jaya Niaga	Indonesia
11	Kouun Syoji Co., Ltd	Japan
12	Biltech Ltd	Japan
13	Polibeli Merger One Limited	Cayman Islands
14	Polibeli Trading (Hong Kong) Limited	Hong Kong